Exhibit 99.1

CAPITALISATION AND INDEBTEDNESS

	As of 31 May 2022 (in thousands)
	Unaudited
Capitalization	Noble Successor Historical(1)		Maersk Drilling Historical Adjusted(2)		Pro forma adjustments(3)	Topco Pro Forma Combined
Current debt (including current portion of non-current debt)
Guaranteed/secured	$—		$130,175	(5)	$—	$130,175
Unguaranteed/unsecured	—		—		—	—

Total current debt	—		130,175		—	130,175
Non-current debt (excluding current portion of non-current debt)
Guaranteed/secured	216,000	(4)	650,835	(5)	9,980	876,815
Unguaranteed/unsecured	—		—		—	—

Total non-current debt	216,000		650,835		9,980	876,815
Shareholders’ equity
Common stock	1		62,520		(62,519)	2
Additional paid-in-capital	1,400,157		—		2,080,031	3,480,188
Retained earnings (accumulated deficit)	88,584		4,720,013		(4,696,587)	112,010
Accumulated other comprehensive income (loss)	4,349		(6,387)		6,387	4,349

Total shareholders’ equity	1,493,091		4,776,146		(2,672,688)	3,596,549

Total	$1,709,091		$5,557,156		$(2,662,708)	$4,603,539

(1)	This column presents selected historical information derived from the unaudited consolidated balance sheet of Noble as of 31 May 2022 prepared on a U.S. GAAP basis.
(2)

This column presents selected historical information derived from the unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 converted from IFRS to a U.S. GAAP basis. The unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 was prepared in accordance with IFRS as issued by the IASB. The amounts presented in this column include material adjustments identified by management necessary to convert the unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 to U.S. GAAP and conform to Noble’s accounting policies based on an initial policy conversion assessment. These IFRS to U.S. GAAP adjustments are of the same nature as the IFRS to U.S. GAAP adjustments included in Note 6, Maersk Drilling IFRS to U.S. GAAP Conversion, of the 18 “Unaudited Pro Forma Financial Information” section herein.

(3)

The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination under U.S. GAAP. These adjustments are of the same nature as the pro forma adjustments included in Note 3, Business Combination Transaction Accounting Adjustments, of the 18 “Unaudited Pro Forma Financial Information” section in this Exemption Document. Neither PricewaterhouseCoopers LLP (Houston, Texas), Noble’s independent registered public accounting firm, PricewaterhouseCoopers LLP (London), Topco’s independent auditor, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect of these adjustments.

(4)

Noble’s outstanding guaranteed / secured debt as of 31 May 2022 consists entirely of its Second Lien Notes. Refer to the section 1.3.21 “Noble conducts substantially all of its business through Finco and its subsidiaries, and the indenture governing the Second Lien Notes contains operating and financial restrictions that may restrict Finco’s business and financing activities” of this Exemption Document.

(5)

Maersk Drilling’s outstanding guaranteed / secured debt as of 31 May 2022 consists of borrowings under its Syndicated Facilities Agreement and its DSF Facility Agreement. Refer to the section 13.6.1 “Liabilities and Indebtedness” of this Exemption Document.

	As of 31 May 2022 (in thousands)
	Unaudited
Indebtedness	Noble Successor Historical(1)	Maersk Drilling Historical Adjusted(2)	Pro forma adjustments(3)	Topco Pro Forma Combined
Cash and cash equivalents(4)	$81,925	$185,768	$316,961	$584,654
Other current financial assets(5)	8,192	4,774	—	12,966

Liquidity	90,117	190,542	316,961	597,620
Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	—	—	—	—
Current portion of non-current financial debt	—	130,175	—	130,175

Current financial indebtedness	—	130,175	—	130,175

Net current financial indebtedness	(90,117)	(60,367)	(316,961)	(467,445)
Non-current financial debt (excluding current portion and debt instruments)	—	—	—	—
Debt instruments	216,000	650,835	9,980	876,815
Non-current trade and other payables	—	9,508	—	9,508

Total non-current financial indebtedness	216,000	660,343	9,980	886,323

Total financial indebtedness(6)	$125,883	$599,976	$(306,981)	$418,878

(1)	This column presents selected historical information derived from the unaudited consolidated balance sheet of Noble as of 31 May 2022 prepared on a U.S. GAAP basis.
(2)

This column presents selected historical information derived from the unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 converted from IFRS to a U.S. GAAP basis. The unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 was prepared in accordance with IFRS as issued by the IASB. The amounts presented in this column include material adjustments identified by management necessary to convert the unaudited consolidated balance sheet of Maersk Drilling as of 31 May 2022 to U.S. GAAP and conform to Noble’s accounting policies based on an initial policy conversion assessment. These IFRS to U.S. GAAP adjustments are of the same nature as the IFRS to U.S. GAAP adjustments included in Note 6, Maersk Drilling IFRS to U.S. GAAP Conversion, of the 18 “Unaudited Pro Forma Financial Information” section herein.

(3)

The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination under U.S. GAAP. The adjustments to debt instruments are of the same nature as the pro forma adjustments included in Note 3, Business Combination Transaction Accounting Adjustments of the 18 “Unaudited Pro Forma Financial Information” section in this Exemption Document. The adjustment to cash and cash equivalents consists of a USD 364.3 million pro forma increase related to the expected net cash proceeds to be obtained by Noble in connection with the 2022 Rig Disposal (refer to Note 8, Noble Pro Forma Financial Position, of the 18 “Unaudited Pro Forma Financial Information” section in this Exemption Document for additional information). This increase to cash and cash equivalents is offset by a USD 47.3 million pro forma decrease for adjustments of the same nature as the pro forma adjustments included in Note 3, Business Combination Transaction Accounting Adjustments of the 18 “Unaudited Pro Forma Financial Information” section in this Exemption Document.

(4)	Noble’s cash equivalents as of 31 May 2022 consists of USD 2.0 million of investments in money market funds. Maersk Drilling had no material cash equivalents as of 31 May 2022.
(5)

Noble’s other current financial assets balance as of 31 May 2022 contains USD 3.2 million (unaudited) of cash restricted as collateral on purchase card arrangements and performance guarantees as well as investments in marketable securities. Maersk Drilling’s other current financial assets balance as of 31 May 2022 consists entirely of cash restricted as collateral on performance guarantees.

(6)	Noble and Maersk Drilling do not have any material finance lease liabilities under U.S. GAAP as of 31 May 2022.

As of 31 May 2022, Noble’s indirect and contingent indebtedness not reflected in the statement of indebtedness was approximately USD 35.0 million (unaudited). Noble’s indirect and contingent indebtedness consists of i) letters of credit that guarantee Noble’s performance as it relates to Noble’s drilling contracts, tax and other obligations in various jurisdictions of approximately USD 19.3 million and ii) pension obligations related to Noble’s defined benefit plans of approximately USD 15.4 million. As of 31 May 2022, Maersk Drilling’s indirect and contingent indebtedness not reflected in the statement of indebtedness was approximately USD 5.1 million (unaudited), consisting entirely of bank guarantees.

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